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                                                               EXHIBIT (a)(5)(C)

                               PAYLESS SHOESOURCE

                                                                  March 13, 2000

To Our Stockholders:

     Payless ShoeSource, Inc., a Delaware corporation, is offering to purchase 7,547,170 shares, or such lesser number of shares as are properly tendered, of its common stock from existing stockholders. The price paid by Payless will not be greater than $53.00 nor less than $48.00 per share, net to the seller in cash, without interest. Payless is conducting the tender offer through a procedure commonly referred to as a "Dutch auction." This procedure allows you to select the price within the $53.00 to $48.00 price range at which you are willing to sell your shares to Payless or to select the actual purchase price paid by Payless, which could result in your receipt of a price per share as low as $48.00. The actual purchase price will be determined by Payless in accordance with the terms of the tender offer. All shares purchased under the tender offer will receive the same price. A tender of shares will include a tender of the preferred stock purchase rights issued under the Stockholder Protection Rights Agreement, dated as of April 20, 1998, as amended, between Payless and UMB Bank, N.A., as Rights Agent. No separate consideration will be paid for those rights. You may tender all or only a portion of your shares upon the terms and subject to the conditions of the tender offer, including the odd lot and proration provisions.

     Any stockholder whose shares are properly tendered directly to EquiServe, the depositary of the tender offer, and purchased under the tender offer will receive the net purchase price in cash, without interest, as promptly as practicable after the expiration of the tender offer. Stockholders who own fewer than 100 shares should note that the tender offer represents an opportunity for them to sell their shares without reduction for any odd lot discounts.

     The terms and conditions of the tender offer are explained in detail in the enclosed offer to purchase and the related letter of transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

     The Board of Directors of Payless has approved the tender offer. However, neither Payless nor its Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered. The directors and executive officers of Payless have advised the company that they do not intend to tender any shares in the tender offer.

     The tender offer will expire at 5:00 p.m., New York City time, on Monday, April 10, 2000, unless extended by Payless. If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact D.F. King & Co., Inc., the information agent of the tender offer, at (800) 848-3416, or Goldman, Sachs & Co., the dealer manager of the tender offer, at
(800) 323-5678.

                                          Sincerely,

                                          /s/ Steven J. Douglass
                                          Steven J. Douglass
                                          Chairman of the Board and
                                          Chief Executive Officer